Exhibit 99.1

ZIM Reports Financial Results for the Second Quarter of 2025

Reported Revenues of $1.64 Billion, Net Income of $24 million, Adjusted EBITDA1 of
$472 Million and Adjusted EBIT1 of $149 Million2

Guidance Midpoints Increased: Full Year 2025 Guidance of Adjusted EBITDA of $1.8
Billion to $2.2 Billion and Adjusted EBIT of $550 Million to $950 Million3

Declared Dividend of $7 million, or $0.06 per Share

Haifa, Israel, August 20, 2025 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) (“ZIM” or the “Company”) announced today its consolidated results for the three and six months ended June 30, 2025.

Second Quarter 2025 Highlights
•	Net income for the second quarter was $24 million (compared to $373 million in the second quarter of 2024), or diluted earnings per share of $0.19[4] (compared to $3.08 in the second quarter of 2024).

•	Adjusted EBITDA for the second quarter was $472 million, a year-over-year decrease of 38%.

•	Operating income (EBIT) for the second quarter was $149 million, compared to $468 million in the second quarter of 2024.

•	Adjusted EBIT for the second quarter was $149 million, compared to $488 million in the second quarter of 2024.

•	Revenues for the second quarter were $1.64 billion, a year-over-year decrease of 15%.

1 See disclosure regarding “Use of Non-IFRS Financial Measures.”
2. Operating income (EBIT) for Q2 2025 was $149 million. A reconciliation to Adjusted EBIT is provided in the tables below.
3 The Company does not provide IFRS guidance because it cannot be determined without unreasonable effort. See disclosure regarding “Use of Non-IFRS Measures in the Company’s 2025 Guidance.”
4 The number of shares used to calculate the diluted earnings per share is 120,508,193. The number of outstanding shares as of June 30, 2025 was 120,457,510.

•	Carried volume in the second quarter was 895 thousand TEUs, a year-over-year decrease of 6%.

•	Average freight rate per TEU in the second quarter was $1,479, a year-over-year decrease of 12%.

•
Net leverage ratio[1] of 0.8x as of June 30, 2025, similar to net leverage ratio as of December 31, 2024; net debt[1] of $3.03 billion as of June 30, 2025, compared to net debt of $2.88 billion as of December 31, 2024.

Eli Glickman, ZIM President & CEO, stated, “Amid market disruptions and volatility, we continued to leverage our upscaled capacity and improved cost structure in Q2. In this highly uncertain market environment, our focus is controlling what we can to position ZIM for sustainable and profitable growth over the long term.”

Mr. Glickman added, “Our strength lies in the quality of our modern, competitive fleet and in our agile commercial strategy, which enables us to respond quickly to changes in demand across our global trade lanes. While we view our flexibility as critical in order to act dynamically, we also continue to seek attractive opportunities that will ensure our fleet remains cost effective moving forward. Overall, we are confident that our commitment to operational excellence, combined with the growing diversification in our geographic footprint, will drive even greater business resilience in the future.”

Mr. Glickman concluded, “Given our performance to date, we have increased the midpoints of our 2025 guidance ranges. We now expect full year Adjusted EBITDA between $1.8 billion and $2.2 billion and Adjusted EBIT between $550 million and $950 million. We intend to draw on our transformed fleet and improved cost structure to continue to create long-term value for our shareholders even in the face of challenging and unpredictable market dynamics.”

Summary of Key Financial and Operational Results

	Q2-25	Q2-24	H1-25	H1-24
Carried volume (K-TEUs)	895	952	1,839	1,799
Average freight rate ($/TEU)	1,479	1,674	1,632	1,569
Total Revenues ($ in millions)	1,636	1,933	3,642	3,495
Operating income (EBIT) ($ in millions)	149	468	613	635
Profit before income tax ($ in millions)	49	375	430	471
Net income ($ in millions)	24	373	320	465
Adjusted EBITDA ($ in millions)	472	766	1,251	1,193
Adjusted EBIT ($ in millions)	149	488	612	655
Net income margin (%)	1	19	9	13
Adjusted EBITDA margin (%)	29	40	34	34
Adjusted EBIT margin (%)	9	25	17	19
Diluted earnings per share ($)	0.19	3.08	2.64	3.83
Net cash generated from operating activities ($ in millions)	441	777	1,296	1,103
Free cash flow[1] ($ in millions)	426	712	1,213	1,015

	JUN-30-25	DEC-31-24
Net debt ($ in millions)	3,031	2,876

Financial and Operating Results for the Second Quarter Ended June 30, 2025
Total revenues were $1.64 billion for the second quarter of 2025, compared to $1.93 billion for the second quarter of 2024, mainly driven by the decrease in freight rates and carried volume.

ZIM carried 895 thousand TEUs in the second quarter of 2025, compared to 952 thousand TEUs in the second quarter of 2024. The average freight rate per TEU was $1,479 for the second quarter of 2025, compared to $1,674 for the second quarter of 2024.

Operating income (EBIT) for the second quarter of 2025 was $149 million, compared to $468 million for the second quarter of 2024. The decrease was driven primarily by the above-mentioned decrease in revenues.

Net income for the second quarter of 2025 was $24 million, compared to $373 million for the second quarter of 2024, also mainly driven by the above-mentioned decrease in revenues.

Adjusted EBITDA for the second quarter of 2025 was $472 million, compared to $766 million for the second quarter of 2024. Adjusted EBIT was $149 million for the second quarter of 2025, compared to $488 million for the second quarter of 2024. Adjusted EBITDA and Adjusted EBIT margins for the second quarter of 2025 were 29% and 9%, respectively. This compares to 40% and 25% for the second quarter of 2024, respectively.

Net cash generated from operating activities was $441 million for the second quarter of 2025, compared to $777 million for the second quarter of 2024.

Financial and Operating Results for the Six Months Ended June 30, 2025
Total revenues were $3.64 billion for the first half of 2025, compared to $3.49 billion for the first half of 2024, primarily driven by the increase in freight rates and carried volume.

ZIM carried 1,839 thousand TEUs in the first half of 2025, compared to 1,799 thousand TEUs in the first half of 2024. The average freight rate per TEU was $1,632 for the first half of 2025, compared to $1,569 for the first half of 2024.

Operating income (EBIT) for the first half of 2025 was $613 million, compared to $635 million for the first half of 2024. The decrease in operating income for the first half of 2025 was primarily driven by the increase in depreciation and operating expenses, offset by the above-mentioned increase in revenues.

Net income for the first half of 2025 was $320 million, compared to $465 million for the first half of 2024, mainly driven by the above-mentioned factors driving the change in EBIT, as well as the accounting of income taxes.

Adjusted EBITDA was $1.25 billion for the first half of 2025, compared to $1.19 billion for the first half of 2024. Adjusted EBIT was $612 million for the first half of 2025, compared to $655 million for the first half of 2024. Adjusted EBITDA and Adjusted EBIT margins for the first half of 2025 were 34% and 17%, respectively. This compares to 34% and 19% for the first half of 2024.

Net cash generated from operating activities was $1.30 billion for the first half of 2025, compared to $1.10 billion for the first half of 2024.

Liquidity, Cash Flows and Capital Allocation
ZIM’s total cash position (which includes cash and cash equivalents and investments in bank deposits and other investment instruments) decreased by $270 million from $3.14 billion as of December 31, 2024 to $2.87 billion as of June 30, 2025. Capital expenditures totaled $24 million for the second quarter of 2025, compared to $66 million for the second quarter of 2024. Net debt position as of June 30, 2025, was $3.03 billion compared to $2.88 billion as of December 31, 2024, an increase of $155 million. ZIM’s net leverage ratio as of June 30, 2025, was 0.8x, similar to its net leverage ratio as of December 31, 2024.

Second Quarter 2025 Dividend
In accordance with the Company’s dividend policy, the Company’s Board of Directors declared a regular cash dividend of approximately $7 million, or $0.06 per ordinary share, reflecting approximately 30% of second quarter 2025 net income. The dividend will be paid on September 9, 2025, to holders of record of ZIM ordinary shares as of September 2, 2025.

All future dividends are subject to the discretion of Company’s Board of Directors and to the restrictions provided by Israeli law.

Use of Non-IFRS Measures in the Company’s 2025 Guidance
A reconciliation of the Company’s non-IFRS financial measures included in its full-year 2025 guidance to corresponding IFRS measures is not available on a forward-looking basis. In particular, the Company has not reconciled Adjusted EBITDA and Adjusted EBIT because the various reconciling items between such non-IFRS financial measures and the corresponding IFRS measures cannot be determined without unreasonable effort due to the uncertainty regarding, and the potential variability of, the future costs and expenses for which the Company adjusts, the effect of which may be significant, and all of which are difficult to predict and are subject to frequent change.

Full-Year 2025 Guidance
The Company revised its full year guidance and now expects to generate Adjusted EBITDA between $1.8 billion and $2.2 billion and Adjusted EBIT between $550 million and $950 million. Previously, the Company expected to generate Adjusted EBITDA between $1.6 billion and $2.2 billion and Adjusted EBIT between $350 million and $950 million.

Conference Call Details
Management will host a conference call and webcast (along with a slide presentation) to review the results and provide a corporate update today at 8:00 AM ET. The call (and slide presentation) will be available via live webcast through ZIM’s website, located at the following link. Following the conclusion of the call, a replay of the conference call will be available on the Company’s website.

About ZIM
Founded in Israel in 1945, ZIM (NYSE: ZIM) is a leading global container liner shipping company with established operations in more than 100 countries serving approximately 33,000 customers in over 330 ports worldwide. ZIM leverages digital strategies and a commitment to ESG values to provide customers innovative seaborne transportation and logistics services and exceptional customer experience. ZIM’s differentiated global-niche strategy, based on agile fleet management and deployment, covers major trade routes with a focus on select markets where the company holds competitive advantages. Additional information about ZIM is available at www.ZIM.com.

Forward-Looking Statements
The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: our expectations regarding general market conditions as a result of the current geopolitical instability, developments and further escalation of events, including, but not limited to, the Houthi attacks against vessels in the Red Sea, the war between Israel and Hamas, and the hostilities between Israel and Iran and Iranian-backed proxies, the political and military instability in the Middle East and the war between Russia and Ukraine, among others; our expectations regarding general market conditions as a result of global economic trends, including potential rising inflation and interest rates, imposition and/or increase or decrease in tariffs or other charges imposed on import, export or trade (including by USTR) as a result of geopolitical and other events; our expectations regarding trends related to the global container shipping industry, including with respect to fluctuations in vessel and container supply, industry consolidation, demand for containerized shipping services, bunker and alternative fuel prices and supply, charter and freights rates, container values and other factors affecting supply and demand; our plans regarding our business strategy, areas of possible expansion and expected capital spending or operating expenses; our ability to adequately respond to political, economic and military instability in Israel, the Middle East and elsewhere, and our ability to maintain business continuity as an Israeli-incorporated company in times of emergency; our ability to effectively handle cyber-security threats and recover from cyber-security incidents, including in connection with the war between Israel and Iran and Iranian-backed proxies; our anticipated ability to obtain additional financing in the future to fund expenditures; our expectation of modifications with respect to our and other shipping companies’ operating fleet and lines, including the utilization of larger vessels within certain trade zones and modifications made in light of environmental regulations; the expected benefits of our cooperation agreements and strategic partnerships; formation of new alliances among global carriers, changes in and disintegration of existing alliances and collaborations, including alliances and collaborations to which we are not a party to; our anticipated insurance costs; our expectations regarding the availability of crew; our expectations regarding our environmental and regulatory conditions, including extreme weather events, changes in laws and regulations or actions taken by regulatory authorities, and the expected effect of such regulations; our expectations regarding potential liability from current or future litigation; our plans regarding hedging activities; our ability to pay dividends in accordance with our dividend policy; our expectations regarding our competition and ability to compete effectively; and other risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (SEC), including under the caption “Risk Factors” in its 2024 Annual Report filed with the SEC on March 12, 2025.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

The Company prepares its financial statements in accordance with IFRS Accounting Standards (IFRSs), as issued by the International Accounting Standards Board (IASB).

Use of Non-IFRS Financial Measures
The Company presents non-IFRS measures as additional performance measures as the Company believes that it enables the comparison of operating performance between periods on a consistent basis. These measures should not be considered in isolation, or as a substitute for operating income, any other performance measures, or cash flow data, which were prepared in accordance with IFRS as measures of profitability or liquidity. Please note that Adjusted EBITDA does not take into account debt service requirements or other commitments, including capital expenditures, and therefore, does not necessarily indicate the amounts that may be available for the Company’s use. In addition, the non-IFRS financial measures presented by the Company may not be comparable to similarly titled measures reported by other companies due to differences in the way these measures are calculated.

Adjusted EBITDA is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net, income taxes, depreciation and amortization in order to reach EBITDA, and further adjusted, as applicable, to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Adjusted EBIT is a non-IFRS financial measure which we define as net income (loss) adjusted to exclude financial expenses (income), net and income taxes, in order to reach our results from operating activities, or EBIT, and further adjusted, as applicable, to exclude impairment of assets, non-cash charter hire expenses, capital gains (losses) beyond the ordinary course of business and expenses related to legal contingencies.

Free cash flow is a non-IFRS financial measure which we define as net cash generated from operating activities minus capital expenditures, net.

Net debt is a non-IFRS financial measure which we define as face value of short- and long-term debt, minus cash and cash equivalents, bank deposits and other investment instruments.  We refer to this measure as net cash when cash and cash equivalents, bank deposits and other investment instruments exceed the face value of short- and long-term debt.

Net leverage ratio is a non-IFRS financial measure which we define as net debt (see above) divided by Adjusted EBITDA for the last twelve-month period. When our net debt is less than zero, we report the net leverage ratio as zero.

See the reconciliation of net income to Adjusted EBIT and Adjusted EBITDA and net cash generated from operating activities to free cash flow in the tables provided below.

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com

Media:
Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
media@zim.com

CONSOLIDATED BALANCE SHEET (Unaudited) (U.S. dollars in millions)

	June 30		December 31
	2025	2024	2024

Assets
Vessels	5,825.0	4,917.2	5,733.0
Containers and handling equipment	1,058.0	906.7	1,013.3
Other tangible assets	109.1	91.8	97.7
Intangible assets	109.9	105.7	109.8
Investments in associates	33.3	28.4	25.4
Other investments	1,137.6	772.0	1,080.9
Other receivables	50.4	76.6	61.0
Deferred tax assets	7.7	2.5	7.5
Total non-current assets	8,331.0	6,900.9	8,128.6

Inventories	199.3	187.7	212.2
Trade and other receivables	794.6	1,030.9	933.6
Other investments	585.7	699.1	800.4
Cash and cash equivalents	1,187.1	889.8	1,314.7
Total current assets	2,766.7	2,807.5	3,260.9
Total assets	11,097.7	9,708.4	11,389.5

Equity
Share capital and reserves	2,046.4	2,016.7	2,032.7
Retained earnings	1,851.0	872.4	2,004.2
Equity attributable to owners of the Company	3,897.4	2,889.1	4,036.9
Non-controlling interests	4.3	2.4	5.8
Total equity	3,901.7	2,891.5	4,042.7

Liabilities
Lease liabilities	4,647.4	4,000.1	4,600.6
Loans and other liabilities	52.3	65.2	59.9
Employee benefits	60.9	42.5	47.5
Deferred tax liabilities	130.9	5.7	27.6
Total non-current liabilities	4,891.5	4,113.5	4,735.6

Trade and other payables	641.7	610.3	736.2
Provisions	93.6	87.9	96.6
Contract liabilities	353.7	475.1	408.9
Lease liabilities	1,167.6	1,481.9	1,321.7
Loans and other liabilities	47.9	48.2	47.8
Total current liabilities	2,304.5	2,703.4	2,611.2
Total liabilities	7,196.0	6,816.9	7,346.8
Total equity and liabilities	11,097.7	9,708.4	11,389.5

CONSOLIDATED INCOME STATEMENTS (Unaudited) (U.S. dollars in millions, except per share data)

	Six Months ended June 30		Three Months ended June 30		Year ended December 31
	2025	2024	2025	2024	2024

Income from voyages and related services	3,642.3	3,494.6	1,635.7	1,932.6	8,427.4
Cost of voyages and related services:
Operating expenses and cost of services	(2,260.6)	(2,214.1)	(1,098.0)	(1,133.3)	(4,513.2)
Depreciation	(627.7)	(532.8)	(316.9)	(275.1)	(1,130.2)
Gross profit	754.0	747.7	220.8	524.2	2,784.0

Other operating income	27.8	25.6	15.3	19.6	46.6
Other operating expenses	(0.2)	(0.6)	(0.2)	(0.6)	(0.8)
General and administrative expenses	(163.2)	(133.8)	(84.2)	(73.0)	(296.1)
Share of loss of associates	(4.9)	(4.0)	(2.5)	(1.9)	(6.4)

Results from operating activities	613.5	634.9	149.2	468.3	2,527.3

Finance income	69.7	61.2	29.7	22.5	149.2
Finance expenses	(253.4)	(224.9)	(129.6)	(115.9)	(471.5)

Net finance expenses	(183.7)	(163.7)	(99.9)	(93.4)	(322.3)

Profit before income taxes	429.8	471.2	49.3	374.9	2,205.0

Income taxes	(110.0)	(6.3)	(25.6)	(2.1)	(51.2)

Profit for the period	319.8	464.9	23.7	372.8	2,153.8

Attributable to:
Owners of the Company	318.1	461.6	22.8	371.3	2,147.7
Non-controlling interests	1.7	3.3	0.9	1.5	6.1
Profit for the period	319.8	464.9	23.7	372.8	2,153.8

Earnings per share (US$)
Basic earnings per 1 ordinary share	2.64	3.84	0.19	3.08	17.84
Diluted earnings per 1 ordinary share	2.64	3.83	0.19	3.08	17.82

Weighted average number of shares for earnings per share calculation:
Basic	120,448,448	120,324,186	120,457,512	120,341,086	120,357,315
Diluted	120,511,122	120,454,311	120,508,193	120,456,342	120,492,425

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited) (U.S. dollars in millions)

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2025	2024	2025	2024	2024

Cash flows from operating activities
Profit for the period	319.8	464.9	23.7	372.8	2,153.8

Adjustments for:
Depreciation and amortization	639.0	538.6	323.1	278.0	1,142.5
Net finance expenses	183.7	163.7	99.9	93.4	342.4
Share of losses and change in fair value of investees	0.1	4.0	(2.3)	1.9	6.4
Capital gain, net	(22.6)	(25.5)	(10.7)	(19.5)	(43.9)
Income taxes	110.0	6.3	25.6	2.1	51.2
Other non-cash items	2.1	3.0	1.7	1.5	10.9
	1,232.1	1,155.0	461.0	730.2	3,663.3

Change in inventories	12.9	(8.4)	18.2	9.6	(32.9)
Change in trade and other receivables	139.7	(447.0)	(42.1)	(210.8)	(352.9)
Change in trade and other payables including contract liabilities	(154.3)	331.8	(28.1)	198.5	357.8
Change in provisions and employee benefits	11.4	27.3	10.0	24.1	35.4
	9.7	(96.3)	(42.0)	21.4	7.4

Dividends received from associates	1.0	1.2			3.1
Interest received	61.9	39.8	31.5	17.8	97.3
Income taxes received (paid)	(8.7)	3.2	(9.2)	7.4	(18.4)
Net cash generated from operating activities	1,296.0	1,102.9	441.3	776.8	3,752.7

Cash flows from investing activities

Proceeds from sale of tangible assets, intangible assets, and interest in investees	19.0	3.2	9.1	1.7	18.7
Acquisition and capitalized expenditures of tangible assets, intangible assets and interest in investees	(102.4)	(90.8)	(24.4)	(66.4)	(214.1)
Disposal of investment instruments, net	37.7	315.1	50.9	116.1	85.8
Loans granted to investees	(3.9)	(2.8)	(2.0)	(1.6)	(6.1)
Change in other receivables	15.3	15.4	7.9	7.7	31.6
Change in other investments (mainly deposits), net	133.8		99.7	(1.1)	(139.1)
Net cash generated from (used in) investing activities	99.5	240.1	141.2	56.4	(223.2)
Cash flows from financing activities
Repayment of lease liabilities and borrowings	(810.0)	(1,117.0)	(349.6)	(480.3)	(2,082.6)
Dividend paid to non-controlling interests	(3.8)	(3.7)	(3.6)	(3.3)	(4.0)
Dividend paid to owners of the Company	(471.0)	(27.7)	(471.0)	(27.7)	(579.2)
Interest paid	(241.6)	(221.6)	(119.9)	(117.9)	(465.6)
Net cash used in financing activities	(1,526.4)	(1,370.0)	(944.1)	(629.2)	(3,131.4)

Net change in cash and cash equivalents	(130.9)	(27.0)	(361.6)	204.0	398.1
Cash and cash equivalents at beginning of the period	1,314.7	921.5	1,546.1	687.9	921.5
Effect of exchange rate fluctuation on cash held	3.3	(4.7)	2.6	(2.1)	(4.9)
Cash and cash equivalents at the end of the period	1,187.1	889.8	1,187.1	889.8	1,314.7

RECONCILIATION OF NET INCOME TO ADJUSTED EBIT* (U.S. dollars in millions)

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024

Net income	320	465	24	373
Financial expenses, net	184	164	100	93
Income taxes	110	6	26	2
Operating income (EBIT)	613	635	149	468
Capital loss (gain), beyond the ordinary course of business	(2)
Expenses related to legal contingencies		20		20
Adjusted EBIT	612	655	149	488
Adjusted EBIT margin	17%	19%	9%	25%

* The table above may contain slight summation differences due to rounding.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA* (U.S. dollars in millions)

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024

Net income	320	465	24	373
Financial expenses, net	184	164	100	93
Income taxes	110	6	26	2
Depreciation and amortization	639	539	323	278
EBITDA	1,253	1,173	472	746
Capital loss (gain), beyond the ordinary course of business	(2)
Expenses related to legal contingencies		20		20
Adjusted EBITDA	1,251	1,193	472	766
Net income margin	9%	13%	1%	19%
Adjusted EBITDA margin	34%	34%	29%	40%

* The table above may contain slight summation differences due to rounding.

RECONCILIATION OF NET CASH GENERATED FROM OPERATING ACTIVITIES TO FREE CASH FLOW* (U.S. dollars in millions)

	Six months ended June 30		Three months ended June 30
	2025	2024	2025	2024

Net cash generated from operating activities	1,296	1,103	441	777
Capital expenditures, net	(83)	(88)	(15)	(65)
Free cash flow	1,213	1,015	426	712

* The table above may contain slight summation differences due to rounding.